

Mail Stop 7010

May 5, 2008

MYR Group Inc.
Attention: Gerald B. Engen, Jr., Vice President, Chief Legal Officer
12150 East 112th Avenue
Henderson, CO 80640

Re: MYR Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed April 24, 2008
File No. 333-148864

Dear Mr. Engen:

We have reviewed your filing and have the following comments.

Prospectus Cover Page

1.   We note your response to comment 2 in our letter dated April 16, 2008 and your associated revisions to the registration statement. Nevertheless, you must revise your cover page to provide that selling stockholders will sell their shares either at a fixed price or within a bona fide price range until a market emerges for your common stock, regardless of the form of that market. We note, in particular, that the selling security holders—some of whom are statutory underwriters—would be free to sell their shares to the public between the effective date of the registration statement and the date on which the common stock commences trading on the over-the-counter market. During this period, there would be no established market for your common stock. Please see Item 16 of Schedule A to the Securities Act of 1933, as amended, and Item 501(b)(3) of Regulation S-K.

2.   We note your statements that your common stock will be traded in the over-the-counter market following the effectiveness of this registration statement. If you or your market maker has received confirmation from FINRA that such trading has been approved, please provide us with a copy of such approval. However, if your application is still pending with FINRA, please modify your statements in the prospectus concerning the trading of your common stock in the over-the-counter market to reflect your *expectation* that your common stock will be traded in the over-the-counter market. In that case, please provide us with of FINRA trading approval once you receive it.

Plan of Distribution, page 116

3.   We note your response to comment 5 in our letter dated April 16, 2008. However, as you are registering the re-sale of common stock for which there is no established trading market, please provide a description of the various factors considered in determining the fixed price or bona fide range to be used for your common stock until a market for your common stock emerges. Please see Item 505(a) of Regulation S-K.

Compensation Discussion and Analysis, page 82

Management Incentive Plan, page 84

4.   We note your response to comment 6 in our letter dated April 16, 2008. We continue to be concerned with your analysis regarding the need to treat your financial performance goals confidentially. The two arguments that you have presented in support of treating the financial performance goals confidentially lack specificity and could apply to many companies. They do not demonstrate clearly how you would be likely to suffer substantial competitive harm if such information were disclosed. Accordingly, please either disclose the requested information or persuasively demonstrate to us why, in view of the specific circumstances applicable to your company, the disclosure of such information would likely cause you substantial competitive harm.

5.   We note your response to comment 7 in our letter dated April 16, 2008 and the disclosure in the prospectus concerning the frequency of MIP payouts during the past five years. Please discuss in greater detail how difficult it will be for the executives or how likely it will be for you to achieve the undisclosed target levels. Noting the payout history by itself is insufficient. Please see Instruction 4 to Item 402(b) of Regulation S-K.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Gerald B. Engen, Jr.
MYR Group, Inc.
May 5, 2008
Page 3

       You may contact Patricia Armelin at (202) 551-3747 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or Pamela Long at (202) 551-3765 with any other questions.

       Sincerely,

       Pamela A. Long
       Assistant Director

cc: Stacy J. Kanter, Esq. (Via Facsimile 917-777-3497)